Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP[3]	PETER D. HOUK[1]
DOUGLAS J. AUSTIN	JONATHAN E. RAVEN
MICHAEL E. CAVANAUGH	THADDEUS E. MORGAN
JOHN J. LOOSE	ANNE BAGNO WIDLAK
DAVID E.S. MARVIN[4]	ANITA G. FOX[4]
STEPHEN L. BURLINGAME	ELIZABETH H. LATCHANA
DARRELL A. LINDMAN	TODD D. CHAMBERLAIN
IRIS K. LINDER	RYAN M. WILSON
GARY C. ROGERS	KENNETH S. WILSON[2]
MARK A. BUSH	ROBERT B. NELSON
MICHAEL H. PERRY	BRIAN P. MORLEY[6]
BRANDON W. ZUK	JOHN D. MILLER[7]
DAVID D. WADDELL	TONI L. HARRIS[8]
MICHAEL C. LEVINE	RYAN K. KAUFFMAN
THOMAS J. WATERS	JOSHUA S. SMITH
MARK R. FOX[2,4]	KATHERINE A. WEED
MICHAEL S. ASHTON	JENNIFER UTTER HESTON
H. KIRBY ALBRIGHT	DOUGLAS L. MINKE
GRAHAM K. CRABTREE	NICOLE L. PROULX
MICHAEL P. DONNELLY	VINCENT M. PECORA
EDWARD J. CASTELLANI[5]	G. ALAN WALLACE
NAN ELIZABETH CASEY
124 West Allegan Street, Suite 1000
LANSING, MICHIGAN 48933
TELEPHONE (517) 482-5800
FACSIMILE (517) 482-0887
website  www.fraserlawfirm.com
Writer’s Direct Dial: (517)377-0803
Writer’s E-mail: ILINDER@FRASERLAWFIRM.COM
Detroit Office
Telephone (313) 237-7300
Facsimile: (313) 961-1651

Archie C. Fraser (1902-1998)
Everett R. Trebilcock (1918-2002)
James R. Davis (1918-2005)

Of Counsel
Donald A. Hines
Ronald R. Pentecost
1Retired Circuit Judge
2Also Licensed in Florida
3Also Licensed in Colorado
4Also Licensed in District of Columbia
5Also Certified Public Accountant
6Also Licensed in North Carolina
7Also Licensed in Georgia
8Also Admitted by U.S. Patent and Trademark Office

November 6, 2006
VIA EDGAR CORRESPONDENCE
Roger Schwall, Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
MAIL STOP 7010
100 F Street, NE
Washington, DC 20549

RE:	Aurora Oil & Gas Corporation (the “Issuer”)
Post Effective Amendments to Registration Statements
Dear Mr. Schwall:
     On Wednesday, November 1, 2006, the SEC declared effective the Issuer’s registration statement on Form SB-2, file number 333-137176. This registration was for a fully underwritten public offering.
     The Issuer also has three currently effective shelf registrations. These registrations are solely for the resale of shares issued in private offerings, and will not result in proceeds to the Issuer. The shelf registrations that the Issuer has currently effective are:
Registration No. 333-110099
Registration No. 333-129695
Registration No. 333-130769
The Issuer is contractually obligated to maintain the effectiveness of these registration statements.
     On Friday, November 3, we filed on behalf of the Issuer, post-effective amendments for the foregoing three registration statements. We used Registration No. 333-137176 (which was declared effective on November 1, 2006), as a template. Accordingly, the registration statements filed on November 3, 2006 are different from the registration statement declared effective on November 1, 2006 only in the following ways:

Roger Schwall, Assistant Director
November 6, 2006

•	The registration cover page.

•	The prospectus cover page.

•	The table of contents.

•	Language on page 2 under the heading — “Our Strengths — Financial Flexibility”.

•	Removal of the paragraph titled “Selling Shareholder” on page 5.

•	The description of the offering on page 6.

•	Certain descriptive language on page 10 under the risk factor entitled, “We may have difficulty financing our planned growth”.

•	Certain descriptive information in the risk factor on page 19 under the heading, “The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets”.

•	The “Use of Proceeds” section (page 22 on Registration No. 333-137176; page 21 in the post effective registration statement filings).

•	Certain descriptive language in the second bullet point under the heading “Capitalization” (page 23 on Registration No. 333-137176; page 22 in the post effective registration statement filings).

•	The “Liquidity and Capital Resources” discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (page 32 in Registration No. 333-137176; page 31 in the post effective registration statement filings).

•	The description of the selling shareholder in Registration No. 333-137176 was substantially revised and re-titled “Selling security holders”, starting on page 57 of the of the post effective amendment filings.

•	A new section entitled “Plan of Distribution” was added (starting on page 60 of the post effective amendment filing for No. 333-129695; page 61 of the post effective amendment filing for No. 333-130769; and page 62 of the post effective amendment filing for No. 333-110099), and the “Underwriting” section of Registration No. 333-137176 was deleted (page 64 of that filing).

•	Certain descriptions of warrants and options were added to the post effective amendments under the revised heading “Description of Securities” (see page 62 of the post effective amendment for No. 333-129695; page 63 of the post effective amendment for No. 333-130769; and page 64 of the post effective amendment for No. 333-110099).

Roger Schwall, Assistant Director
November 6, 2006

•	The description of the “Shares Eligible for Future Sale” was revised to reflect the public offering (starting on page 64 of the post effective amendments for No. 333-129695 and No. 333-130769; and page 66 of the post effective amendment for No. 333-110099).
•	The “Legal Matters” section was revised to delete reference to the underwriter’s counsel.
•	The back page of the prospectus was modified.
•	Items 25, 27 and 28 of Part II were modified as appropriate.
     The financial statements, engineering reports, and description of the Issuer’s business all remain unchanged in these post effective amendments compared to Registration No. 333-137176.
     Because the Issuer’s financial statements will go stale on November 14, 2006, and because the Issuer has a contractual obligation to maintain the effectiveness of these existing shelf registration statements, it is our hope that your staff will be able to quickly review these post effective amendment filings with a goal of having them declared effective on November 13, 2006.
     We apologize for any undue pressure that this may place on your staff. Unfortunately, we were not able to complete the registration process for Registration No. 333-137176 soon enough to deal with these post effective amendments any earlier than we did. Any cooperation that you could provide to us would be greatly appreciated.
     Please let me know if you have any questions or need further information.
Very truly yours,
FRASER TREBILCOCK DAVIS & DUNLAP, P.C.
Iris K. Linder
IKL/blv

cc:	Dean Swift
Barb Lawson